Exhibit 99.1

4D pharma PLC

4D pharma Announces Passing of Chief Financial Officer John Beck

Leeds, UK, July 26, 2021 – 4D pharma plc (AIM: DDDD, NASDAQ, LBPS), a pharmaceutical company leading the development of Live Biotherapeutic products (LBPs), a novel class of drug derived from the microbiome, announces with great sadness that John Beck, Chief Financial Officer of 4D pharma, has passed away.

“We are deeply saddened by John’s passing. The entire 4D pharma community mourns this loss and, on behalf of our Board of Directors and employees, we extend our sincerest condolences to his family,” said Duncan Peyton, Chief Executive Officer of 4D pharma. “John’s 30 years of experience in the financial and biopharmaceutical industries were invaluable to us in his role as Chief Financial Officer, and his vision for the future of 4D pharma was already well on its way to being realized. We grieve this loss and will carry his legacy forward in this next chapter of 4D pharma’s continued growth and progress.”

4D pharma will continue to be actively led by its current management team and Board of Directors and succession planning is underway.

About 4D pharma

4D pharma is a world leader in the development of Live Biotherapeutics, a novel and emerging class of drugs, defined by the FDA as biological products that contain a live organism, such as a bacterium, that is applicable to the prevention, treatment or cure of a disease.  4D has developed a proprietary platform, MicroRx®, that rationally identifies Live Biotherapeutics based on a deep understanding of function and mechanism.

4D pharma’s Live Biotherapeutic products (LBPs) are orally delivered single strains of bacteria that are naturally found in the healthy human gut. The Company has five clinical programs, namely a Phase I/II study of MRx0518 in combination with KEYTRUDA (pembrolizumab) in solid tumors, a Phase I study of MRx0518 in a neoadjuvant setting for patients with solid tumors, a Phase I study of MRx0518 in patients with pancreatic cancer, a Phase I/II study of MRx-4DP0004 in asthma, and Blautix® in Irritable Bowel Syndrome (IBS) which has completed a successful Phase II trial. Preclinical-stage programs include candidates for CNS disease such as Parkinson’s disease and other neurodegenerative conditions. The Company has a research collaboration with MSD, a tradename of Merck & Co., Inc., Kenilworth, NJ, USA, to discover and develop Live Biotherapeutics for vaccines.

For more information, refer to https://www.4dpharmaplc.com

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4D pharma

Investor Relations: ir@4dpharmaplc.com

4D pharma PLC

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